

April 24, 2012

Via E-mail
Mr. Michiel Herkemij
DE International Holdings B.V.
Vleutensevaart 100
Utrecht, 3532 AD
The Netherlands

**Re:** **D.E Master Blenders 1753 B.V.**
**Amendment No. 2 to Registration Statement on Form F-1**
**Filed March 1, 2012**

Dear Mr. Herkemij:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form F-1

General

1.  We note the footnote on the cover page of the registration statement stating that "[t]he registrant will convert from a private company with limited liability (*besloten vennootschap met beperkte aansprakelikheid*) to a public company with limited liability (*naamloze vennootschap*) prior to the completion of the separation." Please advise us as to whether:
    *   this conversion from a B.V. to an N.V. will result in a new legal entity being created or new securities issued, or whether the conversion will occur as a result of the same legal entity assuming a different legal status; and
    *   there will be any change to the rights of shareholders as a result of the conversion.
    Additionally, provide us with your analysis as to whether the conversion transaction will be subject to or exempt from the registration requirements of the Securities Act.

2.      We note that portions of Exhibit 10.4 to your filing have been omitted pursuant to a request for confidential treatment under Rule 406 of the Securities Act.  Please be advised that your confidential treatment request is under review, and any issues arising out of that review will need to be resolved before we will be in a position to accelerate the effectiveness of your registration statement.

3.      We note that you have provided a form of short-form tax opinion as Exhibit 8.1.  If you wish to use a short-form tax opinion, please obtain one that covers all of the relevant sections of your filing, and ensure that the tax opinion in the filing covers all of the tax consequences that are material to investors as required by Item 601(b)(8) of Regulation S-K.  We note that the form of short-form tax opinion currently only refers to the section of the filing under the caption "Material U.S. Federal Income Tax Consequences of the Separation."  The tax opinion should also cover "Material U.S. Federal Income Tax Consequences of the Distribution, the CoffeeCo Special Dividend and the Merger," "Material U.S. Federal Income Tax Consequences of the Distribution and the Merger if the Distribution is Taxable," "Material U.S. Federal Income Tax Consequences Relating to Section 7874 of the Code," "Material United States Federal Income Tax Consequences of Owning or Disposing of DutchCo Ordinary Shares," and any other relevant sections of your filing.

Risk Factors, page 18

As a foreign private issuer listed solely on Euronext Amsterdam, page 37

4.      We note your response to prior comment 5.  Please specify the corporate governance matters for which you expect to rely on Dutch corporate governance and disclosure practices.

The Separation, page 40

Liabilities Unrelated to the Coffee and Tea Business, page 45

5.      Expand your disclosure to quantify the inherited and branded apparel liabilities.  Clarify also the reasons that:
    * You have assumed the inherited liabilities even though they were not previously legally owned or managed by you; and
    * You came to assume the branded apparel liabilities.
    We note your supplemental response number 8.

6.      We note your response to prior comment 8, which indicates that you have not reflected changes in the inherited liabilities in your historical income statements.  Please tell us the expense amounts associated with the inherited liabilities for all periods presented.  Additionally, tell us when the decision was made to impose the inherited liabilities on the international coffee and tea operations. Lastly, clarify how you determined that the

inherited liabilities should be included in the historical balance sheets, rather than pro forma, given that the inherited liabilities will be transferred in connection with the separation from Sara Lee.

7.  Expand your disclosure to include the amount or range of reasonably possible losses associated with the inherited liabilities and the liabilities associated with branded apparel business in excess of amounts previously accrued.

Conditions to the Separation, page 46

8.  We have considered your supplemental response to prior comment 10 but do not concur in part. You indicate that the Separation is conditioned upon the receipt of an opinion by an expert(s). Identify those experts and provide their consents.

Material U.S. Federal Income Tax Consequences of the Distribution, the CoffeeCo Special Dividend and the Merger, page 51

9.  We note your statement that "[t]he distribution is conditioned upon the receipt by Sara Lee of an opinion of Skadden, Arps, Slate, Meagher & Flom LLP, special tax counsel to Sara Lee, to the effect that (1) the distribution and certain related transactions, including the debt exchange, should qualify as tax-free to Sara Lee, CoffeeCo and Sara Lee shareholders under Sections 355, 368(a)(1)(D), and 361 and related provisions of the Code and (2) the merger should qualify as a tax-free reorganization to Sara Lee and DutchCo under Section 368(a) of the Code, but which should result in the recognition of gain, but not loss, by U.S. Holders under Section 367 of the Code. Sara Lee expects to receive such opinion, along with the opinion addressing Section 7874 of the Code, at the effective time of the distribution [emphasis added]." Please provide the tax opinion described here. Your statement that on page 53 that "[t]he merger is generally expected to qualify as a "reorganization" within the meaning of Section 368(a) of the Code … [emphasis added]" is not sufficient.

Material U.S. Federal Income Tax Consequences of the Distribution and the Merger if the Distribution is Taxable, page 53

10. We note your statement that "[p]ursuant to IRS ruling policy, the IRS Ruling does not establish that the distribution satisfies every requirement for qualification under Sections 355, 368(a)(1)(D) and 361 of the Code, and the parties will rely solely on the opinion of Skadden, Arps, Slate, Meagher & Flom LLP for comfort that such additional requirements not covered by the IRS Ruling should be satisfied [emphasis added]." Please provide the tax opinion described here.

Selected Historical and Unaudited Pro Forma Combined Financial Data, page 68

11.    We note that you provided pro forma adjustments to your income statements in narrative
       form.  Please tell us how you considered the guidance in Rule 11-02(a)(4) of Regulation
       S-X regarding columnar form showing historical statements, pro form adjustments, and
       pro forma results.

Note 12(ii)(b), page 71

12.    We note that you included a pro forma adjustment based in part on an assumed fixed
       interest rate on estimated new borrowings. Please clarify how you determined that this
       adjustment is factually supportable as required by Rule 11-02(b)(6) of Regulation S-X.

Exhibit 5.1

13.    We note the limitation in the legality opinion of Dutch counsel, De Brauw Blackstone
       Westbrook N.V., as follows:  "6.2  Each person relying on this opinion agrees, in so
       relying, that only De Brauw shall have any liability in connection with this opinion, that
       the agreement in this paragraph 6.2 and other matters relating to this opinion shall be
       governed exclusively by Dutch law and that the Dutch courts shall have exclusive
       jurisdiction to settle any dispute relating to this opinion [emphasis added]."  Please
       remove the limitation concerning exclusive jurisdiction for disputes.

Closing Comments

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require.  Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

       Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority, declare the
       filing effective, it does not foreclose the Commission from taking any action with respect
       to the filing;

   •   the action of the Commission or the staff, acting pursuant to delegated authority, in
       declaring the filing effective, does not relieve the company from its full responsibility for
       the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Lily Dang at (202) 551-3867 or John Cannarella at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact Norman von Holtzendorff at (202) 551-3237 or me at (202) 551-3740 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc:    Rodd M. Schreiber, Esq. and Gregg A. Noel, Esq.
       Skadden, Arps, Slate, Meagher & Flom LLP